Alcon’s Latest Equipment Breakthrough Technologies, Unity VCS and Unity CS, Receive U.S. FDA 510(k) Clearance

•Combined vitreoretinal-cataract system (VCS) and standalone cataract system (CS) are cleared for use in the U.S.
•New, proprietary technologies designed to deliver transformative surgical innovation
•Alcon to immediately begin collecting real-world user experience in the U.S. prior to broad commercialization in 2025
•First innovations to be introduced from Alcon’s cutting-edge Unity portfolio of surgical equipment

Ad Hoc Announcement Pursuant to Art. 53 LR

GENEVA, JUNE 24, 2024 – Alcon (SIX/NYSE: ALC), the global leader in eye care dedicated to helping people see brilliantly, today announced that UNITY® Vitreoretinal Cataract System (VCS) and UNITY® Cataract System (CS) have received U.S. Food and Drug Administration (FDA) 510(k) clearance. These innovations are the first to be introduced from Alcon’s highly anticipated Unity portfolio.

“At Alcon, we have a long legacy of involving our customers throughout the research and development process to deliver bold innovation in ophthalmology, and we would like to thank those who helped us arrive at today’s milestone,” said Franck Leveiller, Head of Global R&D and Chief Scientific Officer, Alcon. “We are excited to introduce the next generation of equipment solutions and consumables—in cataract and vitreoretinal surgery—and deliver meaningful impact for Eye Care Professionals and patients.”

Unity VCS and Unity CS introduce significant workflow efficiencies over Alcon’s current market-leading systems, CONSTELLATION® Vision System for vitreoretinal procedures and CENTURION® Vision System with ACTIVE SENTRY® for cataract surgery.

“I have been closely involved in the development of Unity VCS and Unity CS; this truly innovative system is a significant upgrade of Alcon’s best-in-class technologies,” said Steve Charles, MD, FACS, FICS, FASRS. “It is a proud moment to be able to celebrate this clearance.”

Worldwide, there will be an estimated 31 million cataract surgeries in 2024, and that number is expected to increase to 37 million by 2029.1 There will be approximately 2.2 million vitrectomy procedures in 2024 across the globe.2 Alcon is the global market leader for cataract and retina procedural packs (consumables used in each surgery).2,3

Today, there are more than 28,000 Centurion and Constellation devices in the market that will be targeted for upgrade to the Unity platform over the next decade. In addition to the system, Unity VCS and Unity CS bring first-to-market technologies and consumables that are designed to drive significant benefits for the surgeon, staff and patients.

Alcon has tested Unity VCS and Unity CS during investigational advisory wet lab sessions with more than 200 highly experienced surgeons from 30+ countries. Now with 510(k) clearance, Alcon will begin a thorough program to secure real-world feedback before commercial launch in 2025. Regulatory submissions will continue later this year in markets across the globe. CE Mark is expected in early 2025.

Unity VCS and Unity CS are the latest innovations from the Alcon Vision Suite—a portfolio of innovative products designed to help Eye Care Professionals increase clinic and OR efficiency, and deliver exceptional patient experiences. The Alcon Vision Suite will continue to grow with cutting-edge Unity products expected to be introduced over the coming years, adding to our market-leading legacy products which will continue to be available and serviceable. Unity VCS and Unity CS will be supported by Alcon’s training, product maintenance and Services teams.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Some of these factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.

Forward-looking statements in this press release speak only as of the date they are made, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

About UNITY VCS and UNITY CS
Indications / Intended Use: The UNITY® VCS (Vitreoretinal Cataract System) console, when used with compatible devices, is indicated for use during anterior segment (i.e. phacoemulsification and removal of cataracts) and posterior segment (i.e. vitreoretinal) ophthalmic surgery. In addition, with the optional laser this system is indicated for photocoagulation (i.e. vitreoretinal and macular pathologies), iridotomy and trabeculoplasty procedures. The UNITY® CS (Cataract System) console, when used with compatible devices, is indicated for use during anterior segment (i.e. phacoemulsification and removal of cataracts) ophthalmic surgery. Refer to the Directions for Use for the accessories/consumables and User Manual for a complete listing of indications, warnings, cautions and notes.

References
1.Market Scope 2024 IOL Market Report, 2024.

2.Market Scope 2024 Retinal Surgical Device Market Report, 2024.
3.Market Scope 2024 Cataract Surgical Equipment Market Report, 2024.

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